Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 5, 2012 relating to the

Preliminary Prospectus Supplement dated September 5, 2012

to Prospectus dated September 22, 2009

Registration Statement No. 333-162059

Final Pricing Term Sheet

2.900% Senior Notes due 2022

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Principal Amount:	$500,000,000

Maturity:	September 15, 2022

Coupon:	2.900%

Price to Public:	99.681% of face amount

Underwriting Discount:	0.65%

Benchmark Treasury:	1.625% due August 15, 2022

Spread to Benchmark Treasury:	1.35%

Benchmark Treasury Price and Yield:	100-11, 1.587%

Yield to maturity:	2.937%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2013.

Redemption Provisions:	Redeemable at any time prior to June 15, 2022 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 20 basis points (as defined and described in further detail in the Prospectus Supplement). Redeemable on or after June 15, 2022 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a price of 100% plus accrued interest.

Settlement:	T+5; September 12, 2012

CUSIP:	94106LAY5

Joint Book-Running and Joint Lead Managers	Barclays Capital Inc. BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Anticipated Ratings:	Moody’s: Baa3 (Stable) S&P: BBB (Stable) Fitch: BBB (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Barclays Capital Inc. toll-free at (888) 603-5847 or by emailing barclaysprospectus@broadridge.com; (2) BNP Paribas Securities Corp. toll-free at (800) 854-5674; or (3) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.